UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one, for descriptions, see Instruction I above):

☐	Merger
☒	Liquidation
☐	Abandonment of Registration
☐	Election of status as a Business Development Company

2.	Name of fund:

Dow Target Variable Fund LLC
•	The Dow® Target 10-1Q Portfolio
•	The Dow® Target 10-2Q Portfolio
•	The Dow® Target 10-3Q Portfolio
•	The Dow® Target 10-4Q Portfolio
•	The Dow® Target 5-1Q Portfolio
•	The Dow® Target 5-2Q Portfolio
•	The Dow® Target 5-3Q Portfolio
•	The Dow® Target 5-4Q Portfolio

3.	Securities and Exchange Commission File No.: 811-09019

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application ☐ Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

One Financial Way
Montgomery, Ohio 45242

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Mary Thornton Payne
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, DC 20004
Phone: 202-383-0698

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

U.S. Bank, N.A.
425 Walnut Street
Cincinnati, Ohio 45202

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Ohio National Investments, Inc.
One Financial Way
Montgomery, Ohio 45242

8.	Classification of fund (check only one):

☒ Management company;

☐ Unit Investment trust; or

☐ Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒ Open-end ☐ Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Ohio

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Ohio National Investments, Inc. (investment adviser for the Fund and all of the Portfolios)
One Financial Way
Montgomery, Ohio 45242

First Trust Advisors L.P. (subadviser for the Fund and all of the Portfolios)
120 E. Liberty Drive
Wheaton, Illinois 60187

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☒ Yes ☐ No

Prior to liquidation, the Fund sold its interests only to separate accounts of The Ohio National Life Insurance Company (“ONLI”) as a funding option to support certain benefits under variable annuity contracts issued by ONLI.

If Yes, for each UIT state:

Name(s): Ohio National Variable Account A

File No.: 811-01978

Business Address:

One Financial Way

Montgomery, Ohio 45242

Name(s): Ohio National Variable Account B

File No.: 811-01979

Business Address:

One Financial Way

Montgomery, Ohio 45242

Name(s): Ohio National Variable Account D

File No.: 811-08642

Business Address:

One Financial Way

Montgomery, Ohio 45242

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the board vote took place:

February 10, 2011

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                    ☐ No

If Yes, state the date on which the shareholder vote took place:

April 4, 2011

If No, explain:

II. Distribution to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                    ☐ No

(a) If Yes, list the date(s) on which the fund made those distributions:

 April 8, 2011

(b) Were the distributions made on the basis of net assets?

☒ Yes                    ☐ No

(c) Were the distributions made pro rata based on share ownership?

☒ Yes                    ☐ No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                    ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐ Yes                    ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                    ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                    ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐ Yes                    ☐ No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                    ☒ No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information about Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses; $45,440

(ii)	Accounting expenses; $0

(iii)	Other expenses (list and identify separately): $75,729

Fees to Financial Printer and Mailing Costs          $68,808

Miscellaneous (e.g., bank fees,

NSCC fees, payments to brokers,

loan interest)                                                               $6,921

(iv)	Total expenses (sum of lines (i)-(iii) above): $121,169

(b)	How were those expenses allocated?

To the extent borne by the Fund, the expenses were allocated on the basis of net assets of the Portfolios of the Fund, except where a particular expense related solely to a specific Portfolio, in which case the expense was allocated to the Portfolio.

(c)	Who paid those expenses?

The Fund paid expenses for (a) any commissions, transaction costs, and other direct expenses of liquidating portfolio investments incurred by the Portfolios in connection with their dissolution and (b) ordinary operating expenses of the Portfolios through the Liquidation Date. All other expenses relating to the dissolution were borne by ONLI. These expenses included, but are not limited to, (i) costs associated with the preparation and filing of any proxy materials; (ii) costs associated with the solicitation of proxies; (iii) costs associated with the preparation and filing of any amendments or supplements to the Fund’s registration statement (including the fees of auditors and financial printers); (iv) costs associated with the preparation and distribution of contract owner communications (including all printing and mailing costs); (v) costs associated with the negotiation and preparation of the Plan of Liquidation, legal memoranda, legal opinions, Board materials, and termination documents; (vi) costs associated with the deregistration and closing of the Fund (including all costs associated in the preparation and filing of Form N-8F and the Fund’s final Form N-SAR, as well as any other required federal or state filings); (v) costs associated with any additional audits or financial statements necessary as a result of this transaction and the deregistration and closing of the Fund; (vi) any fees of banks, brokers (except those allocated to the Fund as described above), custodians and transfer agents; (vii) costs of managers and officers run-off insurance in a form and amount as determined by the Board; and (viii) the fees of legal counsel for the Fund.

(d)	How did the fund pay for unamortized expenses (if any)?

N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                    ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V. Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐ Yes                    ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation;

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                    ☒ No

If Yes, describe the nature and extent of those activities:

VI: Mergers Only

26.	(a) State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Dow Target Variable Fund LLC, (ii) he is President of Dow Target Variable Fund LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:	/s/ Christopher A. Carlson

Date:	6/16/11

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